                                             FILING PURSUANT TO RULE 425 OF THE
                                             SECURITIES ACT OF 1933, AS AMENDED

                                             FILER: NORTHROP GRUMMAN CORPORATION

                                             SUBJECT COMPANY: TRW INC. NO 1-2384

                                             FILING: REGISTRATION STATEMENT ON
                                                     FORM S-4 (REGISTRATION NO.
                                                     333-83672)

     The following complaint was filed by plaintiff Northrop Grumman Corporation on March 4, 2002.

     NORTHROP GRUMMAN FILED A REGISTRATION STATEMENT ON FORM S-4 (FILE NO. 333-83672) AND A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 4, 2002 WITH RESPECT TO THE OFFER TO EXCHANGE ALL OUTSTANDING SHARES OF TRW CAPITAL STOCK FOR NORTHROP GRUMMAN STOCK. THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. TRW SHAREHOLDERS SHOULD READ THESE DOCUMENTS, COPIES OF WHICH MAY BE OBTAINED WITHOUT CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT WWW.SEC.GOV. COPIES OF THE OFFERING MATERIALS MAY ALSO BE OBTAINED FROM D.F. KING & CO., INC., THE INFORMATION AGENT FOR THE OFFER TO EXCHANGE, AT 800-755-7520.

                            ------------------------
                            ------------------------

                       IN THE UNITED STATES DISTRICT COURT
                        FOR THE NORTHERN DISTRICT OF OHIO
                                EASTERN DIVISION

NORTHROP GRUMMAN
CORPORATION, a Delaware corporation,                ) Case No.:
                                                    )
                           Plaintiff,               )
                                                    ) Judge:
v.                                                  )
                                                    )
TRW, INC., an Ohio corporation;  Wm. B. Lawrence,   )
Statutory Agent for TRW, Inc., BETTY D. MONTGOMERY, )
Attorney General for the State of Ohio; and GARY C. ) COMPLAINT FOR DECLARATORY SUHADOLNIK, Director of the Department of Commerce ) AND INJUNCTIVE RELIEF
for the State of Ohio,                              )
                                                    )
                           Defendants.              )
                                                    )
                                                    )
                                                    )

                              JURISDICTION & VENUE

     1. This matter presents questions arising under the Constitution of the United States and this Court therefore has jurisdiction pursuant to 28 U.S.C.ss. 1331. This Court also has jurisdiction pursuant to 28 U.S.C.ss. 1332 over Counts 8 and 9. Plaintiff Northrop Grumman Corporation ("Northrop") is a citizen of Delaware and California, because it is incorporated in Delaware with a principal place of business in California. Northrop is informed and believes, and on that basis alleges, that none of the defendants are citizens of Delaware or California. The matter in controversy exceeds $75,000, exclusive of interest and costs. This Court also has jurisdiction over the state law claims pursuant to 28 U.S.C.ss. 1367.

     2. Venue is proper in the Northern District of Ohio, Eastern Division, as defendant TRW, Inc. ("TRW") is a resident of Cuyahoga County. See 28 U.S.C.ss. 1391(b)(2), (c). Pursuant to Northern District of Ohio Local Rule 3.8(a), venue is proper in this Court.

     3. This action is brought pursuant to 42 U.S.C.ss. 1983 and 28 U.S.C.ss. 2201, as well as various other provisions of federal law noted herein, for declaratory and injunctive relief.

                                NATURE OF ACTION

     4. On February 21, 2002, Kent Kresa, Chairman and Chief Executive Officer of Northrop sent a letter to Philip Odeen, Chief Executive of TRW, and Kenneth Freeman, TRW's lead director, offering to negotiate a proposed transaction in which the TRW shareholders would receive $47 a share in Northrop stock - a tax-free transaction for shareholders and an 18% premium over TRW's closing price that day and a 22% premium over the average TRW trading price for the past year. TRW's performance has lagged for years behind its peer group, and Northrop's invitation to commence negotiations presents a very attractive opportunity for the TRW shareholders. Northrop sought a response to the proposal by February 27. TRW's first response was a claim that it needed an unspecified amount of additional time to respond. On March 3rd, TRW publicly announced that it was rejecting Northrop's offer to negotiate a transaction.

     5. Ohio has enacted a series of unconstitutional and confusing statutory provisions that in effect prevent the TRW shareholders from properly considering this value-maximizing proposition. Ohio's exceedingly burdensome anti-takeover provisions, the Control Share Acquisition Act, the Merger Moratorium Act, and the Control Bid Act, when applied together,


                                       2

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enable a board of directors to entrench itself and to ignore an opportunity for the shareholders to act upon premium offers such as that made by Northrop to TRW's shareholders. The statutes, individually and operating together, among other things:

     o Unduly and arbitrarily strip voting powers from large numbers of shares and thereby disenfranchise large groups of TRW shareholders who are not officers, directors or employees or otherwise associated with Northrop or TRW, and who are not residents of the State of Ohio.

     o Impose a unique and unprecedented restriction on economic activity throughout the Nation through application in combination of three aspects of Ohio's statutory scheme in particular: (1) the broad disenfranchisement of "interested shares" (and the persons who own them); (2) the three-year moratorium on further transactions; and (3) the outright ban on purchasing more than certain percentages of shares without approval of a selected subset of shareholders.

     o Extend the reach of Ohio law beyond state borders, creating an undue and unreasonable burden upon interstate commerce unrelated to any legitimate state purpose and in a manner at odds with the stated purposes of the statutes. These statutes further injure the economy and place an unwarranted drag on commerce by interfering with the free flow of registered and tradable securities on national exchanges.

     o Create obligations inconsistent with federal law as set forth in the Williams Act and Securities and Exchange Commission ("SEC") regulations governing the conduct of business combination transactions, including penalizing public disclosure of proposed transactions and making it impossible to count shareholder votes in a timely, accurate and complete manner.

     This statutory scheme, in pertinent part, violates the Commerce Clause, Due Process Clause, Equal Protection Clause, the First Amendment and the Privilege and Immunities Clause of the U.S. Constitution and is preempted under the Supremacy Clause by the Williams Act and SEC regulations. In addition, the statutes contain numerous unduly broad, vague, ambiguous and irrational provisions which make it difficult for those seeking to engage in transactions with shareholders of Ohio companies to ascertain whether they are or are not in compliance, with serious and irreparable consequences for non-compliance.

     6. Because the statute's restrictions are vague and ambiguous, and because the consequences of running afoul of these statutes are so harsh and unyielding, Northrop seeks declarations pursuant to 28 U.S.C. ss. 2201 related to its ability to proceed with its offer and to solicit shareholder approval of its proposed acquisition.

                                   THE PARTIES

     7. Plaintiff Northrop is a Delaware Corporation headquartered in Los Angeles, California, with a principal place of business in California. Northrop is a global defense company that provides technologically advanced, innovative products, services and solutions in defense and commercial electronics, systems integration, information technology and nuclear and non-nuclear shipbuilding and systems. It has nearly 100,000 employees and operations in forty-four states and twenty-five countries. It serves United States and international military, government and commercial customers and is a principal defense contractor of the United States.

     8. Defendant TRW is a citizen of Ohio because it is an Ohio corporation headquartered in Cleveland, Ohio, with its principal place of business in Ohio. TRW provides



                                       4

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advanced-technology products and services for the aerospace, information systems and automotive markets world-wide.

     9. Defendant Betty D. Montgomery is the Attorney General for the State of Ohio. As the chief legal official, Ms. Montgomery is included as a party to this action which seeks to declare certain statutes of the State of Ohio, or portions thereof, unconstitutional, and to enjoin their application.

     10. Defendant Gary Suhadolnik is the Director of the Department of Commerce for the State of Ohio. In this capacity, he oversees the various divisions of the Department of Commerce, including the Division of Securities, charged with overseeing and implementing Ohio's securities laws, including the Control Bid Act.

                               COMMON ALLEGATIONS

Northrop Invites Discussion Regarding A Possible Transaction

     11. On February 21, 2002, Mr. Kresa, Northrop's Chairman and Chief Executive Officer, sent a letter to Mr. Odeen and Mr. Freeman of TRW offering to negotiate a transaction between the two companies. The letter stated that a transaction between TRW and Northrop "would be a compelling strategic combination in the best interests of stockholders, customers and employees of both corporations." It continued: "[B]ased upon publicly available information, Northrop is prepared to provide all TRW stockholders with $47.00 worth of Northrop common stock for each share of TRW common stock." Northrop also indicated that it would "welcome the opportunity to consider non-public information concerning TRW, and we are prepared to consider in our offer any enhanced values that may be demonstrated. . . ." The letter stated that
"Northrop is prepared to begin immediately with the due diligence process."

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



The letter was not an offer for a "control share acquisition" as that term is defined in Ohio law, but rather was a good faith attempt to commence negotiations with the TRW board of directors for a strategic transaction in the best interests of the stockholders of both companies. It closed by requesting a response "by the close of business February 27, 2002."

     12. The $47.00 value referenced in Mr. Kresa's letter would represent a significant premium for the TRW shareholders. That price was 18% above TRW's closing price the day before the letter and 22% over the average trading price for the stock in the previous twelve months. Indeed, $47.00 is a value higher than TRW's stock price at any time in the preceding year.

TRW FIRST IGNORES, AND THEN RESPONDS, TO NORTHROP

     13. The next day, February 22, TRW issued a press release stating that "TRW's Board of Directors will address the Northrop proposal in order to determine the appropriate course, which will serve the best interests of TRW's shareholders and other constituencies."

     14. On February 26, TRW sent Northrop a letter indicating that it would not respond to Northrop's letter by February 27, as requested, but, rather "would conduct board discussions in the near future," after which it "would respond in a timely fashion."

     15. On March 3, 2002, TRW issued a press release indicating that it was sending a letter from Mr. Odeen and Mr. Freeman to Mr. Kresa rejecting Northrop's offer to negotiate.

     16. As a result of the failure of the TRW directors to even discuss a transaction with Northrop, on March 3, 2002, Northrop announced that would be filing with the SEC on March 4 documents in support of an exchange offer at $47.00 a share ("Proposed Transaction"). The Proposed Transaction would also include a merger of TRW and Northrop (or a wholly-owned subsidiary of Northrop) following the share exchange.

     17. On March 4, Northrop delivered to TRW the statement required under Ohio Revised Code Section 1701.831 ("Acquiring Person Statement") setting forth (a) the identity of the acquiring person as that term is defined in Ohio Revised Code Section 1701.01(AA); (b) that the statement is given pursuant to Section 1701.831; (c) the number of shares owned directly or indirectly by the acquiring person; (d) the range of voting power set forth in Ohio Revised Code Section 1701.01 (Z)(1) under which the transaction would fall; (e) a description, in reasonable detail, of the terms of the proposed transaction; and (f) the representation, and the facts on which it is based, that the transaction, if consummated, will not be contrary to existing law and that the acquiring person has the financial capacity to make the acquisition.

OHIO'S DISENFRANCHISING STATUTORY SCHEME

     THE CONTROL SHARE ACQUISITION ACT
     ---------------------------------

     18. There is a risk that the Proposed Transaction set forth in the Acquiring Person Statement may constitute a "control share acquisition" as that term is defined in Ohio Revised Code Section 1701.01(Z)(1), thus subjecting Northrop to the restrictions and approvals imposed by Ohio Revised Code Section 1701.831. Section 1701.831(A) purports to bar any person who has announced an intention to make a control share acquisition from acquiring more than specified percentages of the outstanding shares of an issuing public corporation until approvals are received from specifically limited groups of shareholders. Pursuant to Section 1701.831(E)(1), at a special meeting duly called and noticed pursuant to Section 1701.831, the party seeking to complete the control share acquisition must obtain two majority votes approving the acquisition, one of all shares present at the meeting and eligible to vote for directors, and a second majority excluding the votes of "interested shares," before the acquisition may proceed. Section 1701.01(CC)(1)(d) purports to define "interested shares" as any shares purchased by a shareholder beginning on the date "of the first public disclosure of a proposed control share acquisition of the issuing public corporation or any proposed merger, consolidation, or other transaction that would result in a change in control of the corporation or all or substantially all of its assets and ending on the record date established by the directors pursuant to section 1701.45 and division (D) of section 1701.831 of the Revised Code" provided that the consideration paid for the shares, when added to the consideration paid by those acting "in concert" with the shareholder, exceeds $250,000. The shareholders who own these shares would be unable to vote their shares in favor of the proposed transaction at the meeting held under section 1701.831 to satisfy one of the two required majority votes, effectively disenfranchising them based solely on the timing and amount of their share purchase.

     THE MERGER MORATORIUM ACT
     -------------------------

     19. There is also a risk that the Proposed Transaction, if fully consummated, including a merger between Northrop and TRW, may constitute a "Chapter 1704 transaction" as that phrase is defined in section 1704.01(B) of the Ohio Revised Code. Ohio Revised Code Section 1704.02 imposes a three-year ban on a broad range of transactions between a corporation and an "interested shareholder," defined in part as a person who controls at least ten per cent of the corporation's shares, commencing on the date that the person becomes an "interested shareholder." Exceptions to the ban exist only where (1) the "interested shareholder" has obtained approval from the corporation's board of directors for either the acquisition of shares by the interested shareholder or the otherwise prohibited transaction before the interested shareholder becomes an interested shareholder (ss. 1704.02(A)); or (2) the transaction is included in the handful of transactions excluded from the ban (ss. 1704.02(B)). The provision gives the board of directors an effective veto over the transaction regardless of the desires of the shareholders and disenfranchises all shareholders from voting for a merger, thereby preventing them from receiving the full extent of the possible benefits of Northrop's premium proposal.

     20. Ohio Revised Code Section 1704.01 describes the transactions subject to the three-year ban to include a "merger, consolidation, combination, or majority share acquisition" with an "interested shareholder," as well as a variety of other transactions with an "interested shareholder," including a "purchase, lease, sale, distribution, dividend, exchange, pledge, transfer, or other disposition of assets" where the value involved exceeds the statutory threshold. Sections 1704.01 and 1704.02 thus prevent any merger, including a merger necessary for the purpose of moving the state of incorporation. Even if the shareholders want the acquisition, no merger is possible for three years unless the directors agree in advance. Apparently, not even a new board elected by the shareholders would have the ability to undo this ban (which can be triggered by an acquisition of as little as ten percent of the stock of an Ohio corporation), even if faced with a material change in circumstances. Moreover, the company would effectively be barred from leaving the State of Ohio to reincorporate under the laws and authority of another State.

     21. In addition, as set forth below, certain aspects of the Merger Moratorium Act, whether or not constitutional, are unclear and lead to considerable confusion and uncertainty as set forth in greater detail herein.

     CONTROL BID ACT
     ---------------

     22. Under the Ohio Control Bid Act, Ohio purports to arrogate to itself the authority to regulate, control, terminate or suspend control bids that would otherwise be consonant with the federal securities laws. In effect, the Ohio Control Bid Act would vest in Ohio the authority

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to supersede the federal statutory and regulatory scheme governing covered transactions, and is therefore pre-empted by the Williams Act.

                                CAUSES OF ACTION

                COUNT ONE: THE OHIO CONTROL SHARE ACQUISITION ACT

                          VIOLATES THE COMMERCE CLAUSE

                            (AGAINST ALL DEFENDANTS)

     23. Plaintiff repeats and re-alleges paragraphs 1-22 as if set forth herein.

     24. Ohio Revised Code Sections 1701.01(CC)(1) and 1701.831(E)(1) purport to disenfranchise shares acquired by persons who come to hold an additional $250,000 worth of stock or 0.5% of a corporation's shares after the first public disclosure of a control share acquisition, stripping those holders of the shares of the right to vote on the proposed control share acquisition.

     25. This disenfranchisement affects a potentially enormous number of shares and investors who own those shares nationwide, ranging from large entities seeking to assume control of an Ohio corporation to individuals who perceive an opportunity to invest in a business venture that may be more attractive in light of the potential new ownership.

     26. The Control Share Acquisition Act violates the Commerce Clause of the U.S. Constitution because Ohio has no legitimate interest in denying the owners of a corporation - its shareholders - a voice in control share acquisitions. Moreover, this disenfranchisement law is not only onerous but anomalous among state securities laws. The specific purpose and effect of the law is to disenfranchise shares held by individuals likely to vote in favor of a transaction, especially arbitrageurs who engage in interstate commerce by regularly trading in securities on the national exchanges and who are predominantly, if not exclusively, located outside Ohio.

Thus, the law both discourages purchases of certain shares, and discriminates against the purchasers of such shares - it renders the purchased shares less valuable by arbitrarily denying the right to vote the shares.

     27. The disenfranchisement provision has an extraterritorial effect - extending the reach of Ohio law beyond the borders of the state to directly regulate, restrict and burden transactions and commerce among persons in other states - and any purported local benefits are purely protectionist in nature and are far outweighed by the excessive burdens on interstate commerce.

                COUNT TWO: THE CONTROL SHARE ACQUISITION ACT, THE
               MERGER MORATORIUM ACT AND THE CONTROL BID ACT ARE
                      PRE-EMPTED BY FEDERAL SECURITIES LAW
                            (AGAINST ALL DEFENDANTS)

     28. Plaintiff repeats and re-alleges paragraphs 1-27 as if set forth herein.

     29. Federal securities law, including the Williams Act and the SEC's Regulation MA, establish a regime whereby the interests of shareholders are protected during tender offer situations, without favoring management or offerors. In order to safeguard shareholders' rights, federal securities law facilitates and encourages the broadest possible communication of information to shareholders so that investors may make informed choices regarding whether to accept the offered premium or to retain the current management. Part of this federal scheme includes the establishment of a uniform manner for determining the commencement date for exchange offers, which facilitates compliance with federal securities law.

     30. Ohio's statutory scheme, however, discourages and penalizes communication between offerors and shareholders. If an offeror complies with the policies of federal securities

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law and communicates with shareholders regarding a potential acquisition, that offeror might - under circumstances that are not delineated with any meaningful clarity in Ohio's statutes - be deemed to have made a "public disclosure" of a proposed "control share acquisition." That disclosure, in turn, triggers punitive and irrational consequences, including the designation of the offeror as an "interested shareholder," and the disenfranchisement of any person who (alone or "in concert" with others) purchases more than a certain value of the corporation's shares after that disclosure. The disenfranchisement of post-disclosure purchasers, triggered by the need to comply with federal law, in turn, excludes an entire class of voters who, in the Ohio Legislature's view, favor the tender offer and would be likely to vote against incumbent management at the shareholders' meeting if allowed to express that view.

     31. The procedural requirements imposed under the Control Share Acquisition Act with regard to the special meeting vote and the disqualification of interested shares are also unworkable as a practical matter and incapable of being effectuated. Given the nature of stock ownership in modern financial markets, it would be impracticable, if not impossible, to determine with any degree of accuracy the status of any shareholder's shares for the purposes of determining shareholder qualification to vote either at the special meeting, or any reasonable time thereafter. Any procedures that would seek to enable a determination of shareholder status within the time frame purportedly imposed would necessarily have the effect of tipping the balance, in an unwarranted fashion, against the transaction and in favor of management. In addition, the act purports to aggregate and potentially disqualify the shares of those who act "in concert," the meaning of which is entirely unclear, and no procedure exists capable of lending any certainty or fundamental fairness to the process. By imposing requirements for approving a

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control share acquisition that in reality are incapable of reasoned or fair application, the Ohio scheme improperly creates an obstacle to the consummation of any control share acquisition.

     32. Under the Supremacy Clause of the U.S. Constitution, Ohio's statutory scheme is pre-empted by federal securities law because it stands as an obstacle to the fulfillment of the full purposes, policies and objectives of federal law. Federal law encourages open communication with shareholders; Ohio law penalizes such communication. Federal law protects shareholders' rights to make free and informed choices regarding the future of their corporation; Ohio law decimates shareholders' rights by disenfranchising the holders of massive numbers of shares. Federal law ensures balance in the tender offer process so that neither the offeror nor the incumbent management has an unfair advantage; Ohio law gives an unsupportable advantage to management by selectively disenfranchising those shareholders Ohio considers most likely to vote against incumbent management, imposing procedural requirements that at a minimum cause unreasonable delay, and by restricting the actions the acquiring party may undertake after acquisition. What Congress has done, Ohio cannot undo.

                   COUNT THREE: THE OHIO MERGER MORATORIUM ACT
             VIOLATES THE COMMERCE CLAUSE OF THE U.S. CONSTITUTION
                            (AGAINST ALL DEFENDANTS)

     33. Plaintiff repeats and re-alleges paragraphs 1-32 as if set forth herein.

     34. The overreaching and unyielding strictures of the Merger Moratorium Act extend far beyond any legitimate state interest in regulating matters of internal corporate governance and, instead, reach beyond state borders and into the realm of direct regulation of interstate commerce. For example, under Ohio law, a shareholder who manages to surmount the Control Share Acquisition Act and obtain shareholder approval to purchase as little as ten percent of the

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shares of an Ohio corporation would nevertheless be prevented from having the corporation engage in variety of prohibited transactions noted above for three years, unless the board of directors approved the transaction in advance. Thus, a board can act contrary to the wishes of its shareholders and effectively kill a proposal that has been approved, even overwhelmingly, by a vote of the shareholders. The result will be that even after the shareholders have approved a transaction to shift control of a company, and the pre-transaction Board replaced, the company will still be bound for three years by the decision of that former board, regardless of whether that decision was well-informed or in the best interests of the company. The shareholders and the company will have no effective remedy. Thus, under the Merger Moratorium Act, a prior board, no longer part of the company, can control corporate activities "from the grave." This extraordinary power to prevent a merger appears to include the power to force a corporation to remain incorporated under Ohio law for three years even though its owners desire to reincorporate under the laws of another State.

     35. The State of Ohio has no justification for so unduly constraining the rights of shareholders to determine what law should govern their corporation's internal affairs. Prohibiting a corporation from reincorporating under the laws of another state is a direct regulation of interstate commerce. The Commerce Clause prohibits this sort of burdensome, protectionist extraterritorial regulation of interstate commerce.

               COUNT FOUR: THE MERGER MORATORIUM LAW VIOLATES THE
             PRIVILEGES AND IMMUNITIES CLAUSE OF ARTICLE IV OF THE
                               U.S. CONSTITUTION
                            (AGAINST ALL DEFENDANTS)

     36. Plaintiff repeats and re-alleges paragraphs 1-35 as if set forth herein.

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     37. The Merger Moratorium Act violates the Privileges and Immunities Clause of Article IV of the U.S. Constitution because it prevents the shareholders of a corporation in many instances from reincorporating in a state other than Ohio, thereby depriving the individual shareholders of the right to travel in connection with their share ownership and to participate in the national economy.

               COUNT FIVE: THE OHIO CONTROL SHARE ACQUISITION ACT
               VIOLATES THE DUE PROCESS CLAUSE OF THE FOURTEENTH
                       AMENDMENT TO THE U.S. CONSTITUTION
                            (AGAINST ALL DEFENDANTS)

     38. Plaintiff repeats and re-alleges paragraphs 1-37 as if set forth herein.

     39. The Control Share Acquisition Act's stripping of voting power from certain shares and the resulting selective disenfranchisement of shareholders violate the Due Process Clause of the Fourteenth Amendment to the U.S. Constitution. These statutory provisions have no rational basis, serve no legitimate state purpose, and lead to an arbitrary, capricious, irrational and fundamentally unfair process of counting the votes in favor of the proposed transaction. These provisions are unduly vague, ambiguous and confusing, creating an intolerable risk of arbitrary deprivation of and damage to property rights. The goal of these provisions - depriving the owners of the company from voting to decide the company's fate - simply is not a legitimate state purpose.

     40. The statute even disenfranchises shares that were purchased by different persons "in concert," but fails to define what that phrase means, creating a substantial risk that a shareholder could retroactively be deemed to have purchased "interested shares" that have been stripped of voting power even though that person did not know he was doing so when he made the purchase. The statute does not establish any meaningful or intelligible process for determining which shares are "interested." The effect of these flaws is to arbitrarily and capriciously deprive certain shareholders, retroactively, of important property rights that they thought they were purchasing in interstate commerce.

              COUNT SIX: THE CONTROL SHARE ACQUISITION ACT VIOLATES
                 THE EQUAL PROTECTION CLAUSE OF THE FOURTEENTH
                       AMENDMENT TO THE U.S. CONSTITUTION
                            (AGAINST ALL DEFENDANTS)

     41. Plaintiff repeats and re-alleges paragraphs 1-40 as if set forth herein.

     42. The Control Share Acquisition Act's selective disenfranchisement of shares and shareholders violates the Equal Protection Clause of the Fourteenth Amendment to the U.S. Constitution because it constitutes an arbitrary, capricious, and irrational legislative classification that serves no legitimate state purpose. The statute singles out a class - certain persons who bought shares after announcement of a proposed transaction - and strips them of their right to vote for a transaction precisely because they are the class of shareholders most likely to vote in favor of the transaction. At the same time, the persons from whom these disenfranchised shareholders bought their shares have already effectively shown - by selling after announcement of the proposed transaction - that they wanted to take advantage of the value being generated by the potential transaction, yet they have no vote either because they have already sold their shares. Disenfranchising a large segment of the shareholders from participating in such a vital decision regarding corporate management and control flies in the face of the most basic principle of corporate governance: that the shareholders own the company and control its affairs. Ohio, by singling out and muzzling this class, has violated equal protection.

               COUNT SEVEN: THE CONTROL SHARE ACQUISITION ACT AND
                  THE MERGER MORATORIUM LAW VIOLATE THE FIRST
                       AMENDMENT TO THE U.S. CONSTITUTION
                            (AGAINST ALL DEFENDANTS)

     43. Plaintiff repeats and re-alleges paragraphs 1-42 as if set forth herein.

     44. The Control Share Acquisition Act impermissibly restricts freedom of speech and association in violation of the First Amendment to the U.S. Constitution by (1) establishing a regime that chills a potential acquiring company from making public disclosure of its proposed transaction for fear of triggering Ohio's punitive, confusing, and onerous statutory provisions; and (2) singling out certain speakers - persons deemed to have bought "interested shares" after the proposal's announcement and those who are most likely to express views in favor of the deal - and banning them from expressing their views through voting. These laws thereby single out certain speakers and views for suppression. They fail to directly advance a substantial governmental interest and, in any event, the restrictions imposed are far more extensive than necessary.

               COUNT EIGHT: DECLARATORY RELIEF - DETERMINATION OF
              THE DATE DEFINING INTERESTED SHARES DISENFRANCHISED
                 PURSUANT TO THE CONTROL SHARE ACQUISITION ACT
                               (AGAINST TRW ONLY)

     45. Plaintiff repeats and re-alleges paragraphs 1-44 as if set forth herein.

     46. Plaintiff is preparing proxy materials to submit to the TRW shareholders concerning the meeting to be held as a result of the delivery of the Acquiring Person Statement and pursuant to Ohio Revised Code Section 1701.831.

     47. Plaintiff believes, and will indicate in its proxy materials, that shares meeting the definition of "interested shares," assuming that limitation is constitutionally permissible, are shares otherwise meeting the definition and acquired between the date on which Northrop delivered its acquiring person statement, March 4, 2002, and the record date set by the board of directors.

     48. In order to aid in an orderly proxy contest and to minimize confusion both among TRW shareholders and the inspector of elections who will certify the results of the vote at that meeting under Ohio Revised Code Section 1701.50(C), Plaintiff seeks a declaration that the "date of the first public disclosure" as set forth in Section 1701.01(CC)(1)(d) with respect to the Proposed Transaction is March 4, 2002.

                COUNT NINE: DECLARATORY RELIEF - DETERMINATION OF
                    "INTERESTED SHAREHOLDER" UNDER THE MERGER
                                 MORATORIUM ACT
                               (AGAINST TRW ONLY)

     49. Plaintiff repeats and re-alleges paragraphs 1-48 as if set forth herein.

     50. As set forth above, the Merger Moratorium Act purports to prohibit certain transactions unless prior approval from the board of directors of the issuing public corporation has been obtained prior to a shareholder obtaining ten percent of the corporation's shares.

     51. Pursuant to Ohio Revised Code Section 1704.01(C)(8), an interested shareholder "means a person . . . who is the beneficial owner of a sufficient number of shares of the issuing public corporation that, when added to all other shares of the issuing public corporation in respect of which that person may exercise or direct the exercise of voting power, would entitle that person, directly or indirectly, alone or with others, including affiliates and associates of that


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


person, to exercise or direct the exercise of ten per cent of the voting power of the issuing public corporation in the election of directors after taking into account all of the person's beneficially owned shares that are not currently outstanding."

     52. Plaintiff owns four shares of TRW.

     53. "Affiliates and Associates" of Plaintiff currently do not have the power to exercise or direct the exercise of ten per cent of the voting power of TRW in the election of directors

     54. Plaintiff has commenced or will soon commence the solicitation of proxies for vote in the meeting required under Ohio Revised Code Section 1701.831 for purposes of considering the Proposed Transaction.

     55. Under the Merger Moratorium Act, if an interested shareholder has not received board approval prior to the "share acquisition date," as that term is defined in Ohio Revised Code Section 1704.01(c)(10), the Proposed Transaction may be prohibited for three years.

     56. The language of the Merger Moratorium Act is unclear as to whether the solicitation, acceptance and voting of proxies for purposes other than election of directors would render a party an "interested shareholder" for purposes of the Merger Moratorium Act and whether the acquisition of proxies would qualify as a "share acquisition date."

     57. Plaintiff has represented or will represent in its proxy materials that Plaintiff's solicitation of proxies does not invoke the Merger Moratorium Act's prohibitions.

     58. This representation is or will be based upon the fact that Plaintiff is not soliciting and has no current intention to solicit, accept or vote proxies for the election of directors as is required to become an "interested shareholder" under the Merger Moratorium Act.

     59. So that the shareholders of TRW may proceed to vote at the meeting based upon materially accurate proxy materials and so that the Merger Moratorium Act is not unintentionally

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

invoked, Plaintiff seeks a declaration that its solicitation, acceptance and voting of proxies to consider the Proposed Transaction for purposes other than the election of directors, would not render it an "interested shareholder" for purposes of the Merger Moratorium Act and thus subject to the three-year bar set forth in Section 1704.02(A) based upon that act.

                   COUNT TEN: VIOLATION OF 42 U.S.C. SS. 1983
                         (AGAINST DEFENDANTS EXCEPT TRW)

     60. Plaintiff repeats and re-alleges paragraphs 1-59 as if set forth herein.

     61. The Control Share Acquisition Act, the Merger Moratorium Law, and the Control Bid Act operate to deprive plaintiff of numerous rights secured by the U.S. Constitution, as set forth above, under color of state law, thereby violating 42 U.S.C. ss. 1983.

                               IRREPARABLE INJURY

     62. Plaintiff repeats and re-alleges paragraphs 1-61 as if set forth herein.

     63. As set forth above, Northrop has commenced an exchange offer. Northrop, its shareholders, and the TRW shareholders face the prospect of immediate, severe and irreparable injury should the statutes referenced above be applied to Northrop's Proposed Transaction.

     64. The statutes' infringement of Plaintiff's and the TRW shareholders' constitutional rights, in and of itself, constitutes irreparable harm. Moreover, by way of example, application of the Control Share Acquisition Act or Merger Moratorium Act in the manner discussed above will, unless enjoined, disenfranchise TRW shareholders and, potentially, deprive the shareholders of a premium bid for their shares that they would otherwise be able to consider. Moreover, Northrop will be deprived of the opportunity to transact business with the TRW shareholders as set forth in the Proposed Transaction.



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


     65. Additionally, should the Control Share Acquisition Act, the Merger Moratorium Act and the Control Bid Act be adjudicated by this Court to be constitutional, the uncertainties inherent in the statutes make compliance nearly impossible and subject to undue delay and intolerable uncertainties that will irreparably injure Northrop, TRW and the shareholders of both companies.

                                RELIEF REQUESTED

     66. Plaintiff respectfully requests that this Court, pursuant to 28 U.S.C. ss. 2201, construe the Ohio Control Share Acquisition Act, the Merger Moratorium Act and the Control Bid Act and the above-cited provisions therein and enter a declaratory judgment stating that the statutes, in the manner alleged above, violate, as applicable, the Commerce Clause, the Equal Protection Clause, the Due Process Clause, the First Amendment, and the Privileges and Immunities Clause of the U.S. Constitution and are preempted, under the Supremacy Clause, by the Williams Act and SEC regulations.

     67. Plaintiff respectfully requests that this Court enter a preliminary and permanent injunction enjoining enforcement or application of the statutes.

     68. Alternatively, Plaintiff respectfully requests that this Court, pursuant to 28 U.S.C.ss. 2201, declare the following:

     (a) That the "date of the first public disclosure" as set forth in Section 1701.01(CC)(1)(d) with respect to the Proposed Transaction is March 4, 2002.

     (b) That the solicitation of proxies, acceptance of proxies and voting of proxies for the limited purposes of the meeting called for Section 1701.831 of the Ohio Revised Code does not render a party an "interested shareholder" for purposes of the Ohio Merger Moratorium Act.


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

     69. Plaintiff respectfully requests costs of suit, including reasonable attorneys' fees under 42 U.S.C.ss. 1988, and all further relief to which it may be justly entitled.

        Dated:  March 4, 2002


                              Respectfully submitted,

                              Hahn Loeser & Parks LLP

                              By:
                                   David C. Weiner (0013351)
                                   Deborah A. Coleman (0017908)
                                   3300 BP Tower
                                   200 Public Square
                                   Cleveland, Ohio 44114-2301
                                   Phone: (216) 621-0150
                                   Telefax: (216) 241-2824
                                   Email:  dacoleman@hahnlaw.com

                              and

                              Gibson, Dunn & Crutcher LLP
                                   Wayne W. Smith (CA 54593)
                                   Robert E. Cooper (CA 035888)
                                   Daniel S. Floyd (CA 123819)
                                   Theodore J. Boutrous, Jr. (CA 132099)
                                   333 South Grand Avenue
                                   Los Angeles, California 90071-2197
                                   Phone: (213) 229-7000
                                   Telefax: (213) 229-7520
                                   Email: dfloyd@gibsondunn.com

                              ATTORNEYS FOR PLAINTIFF
                              NORTHROP GRUMMAN CORPORATION

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